July 18, 2016

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C.  20549

RE:                           South State Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 24, 2016

Form 8-K filed April 22, 2016

File No. 001-12669

Dear Mr. Nolan:

The letter is provided on behalf of South State Corporation (the “Company,” “SSB,” “we,” or “our”) in response to the letter from the Securities Exchange Commission (“SEC”) dated July 15, 2016 related to its review of the Company’s Form 8-K filed April 22, 2016.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Below we have outlined our response to the SEC’s comment and have restated the comment (in italics) prior to our response.

Form 8-K filed April 22, 2016

Exhibits 99.1 and 99.2

1.              It appears that your non-GAAP measures (e.g. operating EPS and operating earnings included in exhibits 99.1 and 99.2 are more prominent than the comparable GAAP measure.  This presentation appears to be inconsistent with the updated Compliance Disclosure Interpretations (CDI) issued on May 17, 2016, including Question 102.10 of the CDI.  Please review the guidance when preparing your future filings.

RESPONSE:

The Company respectfully submits that it has reviewed the guidance set forth in the updated Compliance Disclosure Interpretations (CDI) issued on May 17, 2016, including Question 102.10 of the CDI, and will consider such guidance when preparing the Company’s future filings, including future earnings releases, to ensure that such future filings are prepared in a manner consistent with this guidance.

Please contact me at (803) 765-4630 or Keith S. Rainwater at (803) 231-3539 with any questions regarding this response.  Thank you.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Senior Executive Vice President
Chief Financial Officer and Chief Operating Officer

CC:	Will Neeriemer, CPA, Partner of Dixon Hughes Goodman, LLP
Matthew M. Guest, Wachtell, Lipton, Rosen & Katz